CONSENT OF YONGMING (ALEX) ZHANG

I hereby consent to the use of my name and information attributed to me included or incorporated by reference in the Annual Report on Form 40-F for the year ended June 30, 2021 of New Pacific Metals Corp. being filed with the United States Securities and Exchange Commission.

Dated: September 28, 2021

/s/ Yongming (Alex) Zhang
Yongming (Alex) Zhang, P. Geo.